UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Southern Connecticut Gas Company Target Plan
855 Main Street
Bridgeport, Connecticut 06604

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Southern Connecticut Gas Company Target Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2006 and 2005 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Southern Connecticut Gas Company Target Plan

Date: June 29, 2007	By /s/James E. Earley James E. Earley Committee Member
Date: June 29, 2007	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2007	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2007	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Southern Connecticut Gas Company Target Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Southern Connecticut Gas Company Target Plan

We have audited the accompanying statements of net assets available for benefits of the Southern Connecticut Gas Company Target Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southern Connecticut Gas Company Target Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3 to the financial statements, the Plan changed its method of accounting for fully benefit-responsive investment contracts in 2006 by retrospectively adopting FASB Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2005.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 27, 2007

The Southern Connecticut Gas Company Target Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value:
Cash and cash Equivalents	-	$ 100,000
Registered investment companies	32,261,267	27,448,374
Energy East Corporation Stock Fund	5,602,644	5,347,132
Stable Value Fund	23,695,608	23,975,155
Participant loans	1,346,040	1,227,001

	62,905,559	58,097,662

Receivables:
Contributions receivable	55,120	52,530

Net assets reflecting all investments at fair value	62,960,679	58,150,192

Adjustment from fair value to contract value for fully benefit responsive investment contracts	392,465	348,588

Net assets available for benefits	$ 63,353,144	$ 58,498,780

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions:
Investment income:
Net appreciation in fair value of investments	$ 4,229,276	$ 1,082,870
Interest and dividends	1,704,204	1,225,987

	5,933,480	2,308,857

Contributions:
Participant	1,570,788	1,577,987
Employer	491,292	499,263
Transfers from other qualified plans	119,254	719,894

	2,181,334	2,797,144

Total additions	8,114,814	5,106,001

Deductions:
Benefits paid to participants	3,260,450	2,161,488
Transfers to other qualified plans	-	139,330

Total deductions	3,260,450	2,300,818

Net increase	4,854,364	2,805,183
Net assets available for benefits: Beginning of year	58,498,780	55,693,597

End of year	$ 63,353,144	$ 58,498,780

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN

The following description of The Southern Connecticut Gas Company (Company) Target Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering all employees of the Company who have one year of service and are age 21 or more, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East Corporation, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Contributions

Contributions to the Plan are made by both participants and the Company. Participants can direct the investment of their contributions into various investment options offered by the Plan. Participants who are current employees may make a contribution of 2% to 6% of their base salary (Basic Contribution) on either a taxable (Type A) or tax-deferred (Type B) basis and may make an Additional Contribution of 1% to 10% of their base salary if the maximum Basic Contribution is made, on either a Type A or Type B basis. The Company contributes 50% of a participant's Basic Contribution to the Plan.

Effective January 1, 2002, the total Type A Additional Contribution may not exceed 10% of base salary, and the total Type B Additional Contribution may not exceed the lesser of 44% of base salary or that amount which, when added to the Basic Contribution (Type A and B) and Additional Contribution (Type B) for the Plan year does not exceed a total maximum contribution of 50% of the participant's base salary for the Plan year.

As of January 1, 2002, participants age 50 or over by the end of the Plan year who have made the maximum amount of Basic and Additional Type B Contributions permitted for the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increased by $1,000 a year reaching a maximum of $5,000 in 2006.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

A participant's total pre-tax and after-tax contributions may be further limited by certain provisions of the Code. Upon enrollment in the Plan, participants may direct employee and employer contributions in 10% increments among investment choices offered by the Plan. Subsequent to enrollment, participants can change the contribution direction in any whole percentage increments.

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

Benefit Payments

Upon termination of service due to retirement, disability or death, an election can be made to receive either a lump sum amount equal to the value of the participant's vested interest in the participant's account, or periodic installments over a reasonable period of time not to exceed the participant's life expectancy or the joint and survivor life expectancy of the participant and the participant's designated beneficiary at the commencement of the installments, or a combination of a single sum payment and periodic installments.

For termination of service for other reasons, the participant may receive the value of the vested interest in the participant's account as a lump sum distribution.

Vesting

Participants are vested immediately in the current value of their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their account is based on years of credited service. A participant is 100% vested after five years of credited service. If a participant leaves the Company prior to full vesting, the non-vested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Participant Loans

Participants may borrow from their account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on loans outstanding at year end range from 5.00% to 11.50% for 2006 and 2005. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Accounts

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans and allocation of investment income, including investment gains and losses. Allocations are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the presentation of the 2006 financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment

Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan. In the event of Plan termination, participants would be 100% vested in their employer contributions. In the event of termination of the Plan, the net assets of the Plan are set aside, first for the payment of all Plan expenses and, second, for distribution to participants, based on the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

In 2006, the Plan retrospectively adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to report its fully benefit responsive investment contracts at fair value (rather than contract value as was the previous practice) and report net assets available for benefit based on the contract value.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

A summary of the investments at December 31, 2006 and 2005 is as follows:
	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$32,261,267

Stable Value Fund:
Intermediate Term Bond Fund		23,111,118
Liquidity Fund		584,490
Wrapper contracts	AA-AAA	-

		23,695,608

Energy East Corporation Stock Fund		5,602,644
Participant loans		1,346,040

Total		$62,905,559

	2005

	Major Credit Ratings	Investments at Fair Value

Cash and cash equivalents		$ 100,000
Registered investment companies		27,448,374

Stable Value Fund:
Intermediate Term Bond Fund		23,653,734
Liquidity Fund		321,421
Wrapper contracts	AA-AAA	-

		23,975,155

Energy East Corporation Stock Fund		5,347,132
Participant loans		1,227,001

Total		$58,097,662

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $392,465 and $348,588 at December 31, 2006 and 2005, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

	2006	2005

Energy East Corporation Stock Fund	$ 5,602,644	$ 5,347,132
JPMCB Intermediate Bond Fund	23,111,118	23,653,734
Vanguard Explorer	5,167,630	4,770,323
Vanguard Institutional Index Fund	8,856,699	8,214,614
T. Rowe Price Retirement 2010 Fund	3,426,177	-

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate. Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, and the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following crediting rates were used in 2006 and 2005:

	2006	2005

The average yield earned on the investments	4.27%	3.43%

	2006	2005

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.09%	5.16%

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or changes to the ability to transfer between Plan investment options; (d) the issuance of

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in(a) through (i). There are no events known to the Plan that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2006 and 2005, as follows:

	2006	2005

Registered Investment Companies	$ 2,608,772	$ 811,284
Stable Value Fund	1,159,193	1,136,192
Energy East Corporation Stock Fund	461,311	(864,606)

	$ 4,229,276	$ 1,082,870

4.   INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee as defined by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy Corporation East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2006 and 2005

7.  RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $392,465 at December 31, 2006. Also, the net increase in net assets available for benefits for 2006 is lower than the related amount reported in the financial statements by $392,465.

The Southern Connecticut Gas Company Target Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 23,111,118
*	JPMCB Liquidity Fund	Commingled Fund	584,490
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		23,695,608
	Pimco Total Return Fund	Registered Investment Company	$1,242,408
*	T. Rowe Price Equity Income Fund	Registered Investment Company	1,501,497
	Domini Social Equity Class R	Registered Investment Company	21,045
	Fidelity Diversified International Fund	Registered Investment Company	2,083,226
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	1,275,875
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	772,173
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	164,895
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	3,426,177
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	2,042,576
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	2,089,318
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	1,488,302
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	896,635
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	165,606
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	293,513
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	773,692
	Vanguard Explorer	Registered Investment Company	5,167,630
	Vanguard Institutional Index Fund	Registered Investment Company	8,856,699
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	5,602,644
*	Loan Fund	Participant Loans (5.00% - 11.50%)	1,346,040

	Total		$ 62,905,559

*	Party-in-interest